Snow Lake Resources Ltd.

Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2023 and 2022

(Expressed in Canadian Dollars)

Snow Lake Resources Ltd.
Unaudited Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	As at December 31, 2023	As at June 30, 2023
	$	$
Assets
Current Assets
Cash	6,290,142	3,840,880
Sales tax receivable (Note 4)	68,099	181,197
Prepaids and deposits (Note 5)	582,018	883,872
Due from related party (Note 19)	-	10,287
Total Current Assets	6,940,259	4,916,236
Exploration and evaluation assets (Note 6)	23,370,665	21,442,032
Right-of-use assets (Note 7)	44,880	60,720
Total Assets	30,355,804	26,418,988

Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 8)	874,618	1,024,134
Due to related parties (Note 19)	242,465	86,616
Lease liabilities - current portion (Note 10)	34,819	29,921
Derivative liabilities (Note 11)	1,234,262	1,922,246
Other liabilities (Note 12)	604,502	820,612
Total Current Liabilities	2,990,666	3,883,529
Lease liabilities (Note 10)	11,756	31,107
Flow-through share liability (Note 13)	3,033,821	-
Total Liabilities	6,036,243	3,914,636

Shareholders' Equity
Share capital (Note 14)	44,391,267	40,570,773
Reserve for restricted share units (Note 15)	157,210	86,638
Reserve for share-based payments (Note 16)	5,314,227	6,477,565
Reserve for warrants (Note 17)	-	65,099
Accumulated deficit	(25,543,143)	(24,695,723)
Total Shareholders' Equity	24,319,561	22,504,352
Total Liabilities and Shareholders' Equity	30,355,804	26,418,988

Nature of operations and going concern (Note 1)
Commitments and contingencies (Notes 21 and 22)
Subsequent events (Note 24)

Approved on behalf of the Board of Directors:

"Brian Imrie" (signed)	"Nochum Labkowski" (signed)
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Snow Lake Resources Ltd.
Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the Three and Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

	Three Months ended December 31, 2023	Three Months ended December 31, 2022	Six Months ended December 31, 2023	Six Months ended December 31, 2022
	$	$	$	$
Expenses
Professional fees (Note 11)	781,901	1,536,181	1,282,465	1,943,774
Consulting fees (Note 11)	444,989	126,739	767,299	178,643
Stock-based compensation (Notes 12, 15, 16 and 19)	258,078	201,331	630,689	848,520
Directors' and officers' consulting fees (Note 19)	231,669	2,941,461	449,517	3,191,023
Insurance expense	183,294	277,858	365,999	567,825
General and administrative expenses	108,781	190,782	173,877	270,004
Travel expenses	61,846	37,289	144,821	104,803
Transfer agent and regulatory fees	36,727	10,958	66,065	38,465
Research expenses	41,066	12,000	41,066	12,000
Depreciation on right-of-use assets (Note 7)	7,920	-	15,840	-
Bank fees and interest	3,263	3,286	4,675	5,896
Accretion expense (Note 10)	1,610	-	3,461	-
Interest on loan and debentures (Note 9)	-	-	-	1,193
	(2,161,144)	(5,337,885)	(3,945,774)	(7,162,146)

Other Items
Gain (loss) on change in fair value of derivative liabilities (Note 11)	75,096	(65,684)	1,052,807	31,323
Premium on flow-through shares (Note 13)	576,276	-	603,328	-
Grant income (Note 23)	-	-	-	109,750
Foreign exchange (loss) gain	(72,327)	(113,547)	(28,204)	1,084,222
	579,045	(179,231)	1,627,931	1,225,295
Net Loss and Comprehensive Loss	(1,582,099)	(5,517,116)	(2,317,843)	(5,936,851)

Weighted Average Number of Outstanding Shares
Basic and diluted (Note 18)	20,356,717	17,924,758	19,384,510	17,924,758
Net Loss per Share
Basic and diluted (Note 18)	(0.08)	(0.31)	(0.12)	(0.33)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Snow Lake Resources Ltd.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Share-Based Payments Reserve	Restricted Share Units Reserve	Warrants Reserve	Accumulated Deficit	Total
	#	$	$	$	$	$	$	$
Balance, June 30, 2022	17,924,758	39,733,633	-	6,067,323	-	70,295	(10,545,535)	35,325,716
Stock-based compensation (Note 16)	-	-	-	848,520	-	-	-	848,520
Cancellation of stock options (Note 16)	-	-	-	(184,614)	-	-	184,614	-
Exercise of warrants (Notes 14 and 17)	-	-	36,774	-	-	(5,196)	-	31,578
Net loss for the period	-	-	-	-	-	-	(5,936,851)	(5,936,851)
Balance, December 31, 2022	17,924,758	39,733,633	36,774	6,731,229	-	65,099	(16,297,772)	30,268,963

Balance, June 30, 2023	18,185,810	40,570,773	-	6,477,565	86,638	65,099	(24,695,723)	22,504,352
Issuance of shares on financing (Note 14)	2,133,979	7,707,292	-	-	-	-	-	7,707,292
Flow-through share liability (Notes 13 and 14)	-	(3,637,149)	-	-	-	-	-	(3,637,149)
Share issue costs (Notes 11 and 14)	-	(342,092)	-	-	-	-	-	(342,092)
Issuance of shares per agreements (Note 14)	61,276	92,443	-	-	-	-	-	92,443
Stock-based compensation (Notes 15 and 16)	-	-	-	222,068	90,490	-	-	312,558
Cancellation of stock options (Note 16)	-	-	-	(1,385,406)	(19,918)	-	1,405,324	-
Expiry of warrants (Note 17)	-	-	-	-	-	(65,099)	65,099	-
Net loss for the period	-	-	-	-	-	-	(2,317,843)	(2,317,843)
Balance, December 31, 2023	20,381,065	44,391,267	-	5,314,227	157,210	-	(25,543,143)	24,319,561

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Snow Lake Resources Ltd.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

	2023	2022
	$	$
Operating Activities
Net loss for the period	(2,317,843)	(5,936,851)
Adjustments for non-cash items:
Depreciation on right-of-use assets (Note 7)	15,840	-
Interest expenses and accretion (Notes 9 and 10)	3,461	1,188
Issuance of warrants for services (Note 11)	238,107	-
Gain on change in fair value of derivative liabilities (Note 11)	(1,052,807)	(31,323)
Issuance of shares for services (Note 14)	92,443	-
Premium on flow-through shares (Note 13)	(603,328)	-
Stock-based compensation (Notes 12, 15 and 16)	630,689	848,520
Foreign exchange loss (gain)	12,236	(813)
	(2,981,202)	(5,119,279)
Net change in non-cash working capital items:
Sales tax receivable	113,098	176,628
Prepaids and deposits	301,854	(551,780)
Due from related party	10,287	-
Accounts payable and accrued liabilities (Note 8)	101,101	(444,048)
Due to related parties	155,849	(20,736)
Cash Flows (used in) Operating Activities	(2,299,013)	(5,959,215)

Financing Activities
Proceeds from private placement financing (Note 14)	7,707,292	-
Share issuance costs (Note 14)	(215,376)	-
Repayment on loan (Note 9)	-	(201,532)
Proceeds from exercise of warrants (Note 14)	-	31,578
Payment on redemption of restricted share units (Note 12)	(546,476)	-
Lease payments (Note 10)	(17,914)	-
Cash Flows provided by (used in) Financing Activities	6,927,526	(169,954)

Investing Activities
Payments for exploration and evaluation assets	(2,179,251)	(4,589,220)
Cash Flows (used by) Investing Activities	(2,179,251)	(4,589,220)

Increase (decrease)	2,449,262	(10,718,389)
Cash, beginning of period	3,840,880	23,792,408
Cash, end of period	6,290,142	13,074,019

Supplemental Information
Exploration and evaluation assets in accounts payable	137,386	258,684

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

1. Nature of Operations and Going Concern

Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. ("Snow Lake" or the "Company") was incorporated in the Province of Manitoba, Canada under the Corporations Act (Manitoba) on May 25, 2018. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources through its subsidiaries: Snow Lake Exploration Ltd. and Snow Lake (Crowduck) Ltd. The corporate and registered office of the Company is 360 Main St, 30th Floor, Winnipeg, Manitoba, R3C 4G1, Canada.

On November 22, 2021, the Company was listed for trading under the NASDAQ Composite under the ticker symbol "LITM".

On November 23, 2021, the Company closed its initial public offering ("IPO") through the issuance of 3,680,000 common shares, at a price of $9.51 (USD $7.50) per share for gross proceeds of $34,988,520 (USD $27,600,000).

Although the Company has taken steps to verify title to the mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, undetected defects, unregistered claims, native land claims, and non-compliance with regulatory and environmental requirements.

For the six months ended December 31, 2023, the Company incurred a net loss of $2,317,843 (2022 - $5,936,851) and negative cash flow from operations of $2,299,013 (2022 - $5,959,215), and as at December 31, 2023, the Company had an accumulated deficit of $25,543,143 (June 30, 2023 - accumulated deficit of $24,695,723). The Company has not yet placed any of its mineral properties into production and, as a result, the Company has no source of operating cash flow. The Company's ability to continue as a going concern is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future, and to meet future commitments including, but not limited to, the Company's flow-through expenditures requirements. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These conditions, and the unpredictability of the mining business, represent material uncertainties which may cast significant doubt upon the Company's ability to continue as a going concern.

These unaudited condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect the adjustments to the carrying values of assets and liabilities and the reported revenues and expenses, and classifications of statements of financial position that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2. Basis of Presentation

(a) Statement of Compliance

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and interpretations of the International Financial Reporting Interpretations Committee. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting.

These unaudited condensed interim consolidated financial statements were reviewed, approved and authorized for issuance by the Board of Directors (the "Board") of the Company on March 19, 2024.

(b) Basis of Measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

2. Basis of Presentation (continued)

(c) Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, and include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

(d) Functional Currency

These unaudited condensed interim consolidated financial statements are presented in Canadian dollars ("$" or "CAD"), which is the Company's functional currency. The functional currency is the currency of the primary economic environment in which the Company operates.

(e) Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. These estimates are reviewed periodically, and adjustments are made as appropriate in the period they become known.

Items for which actual results may differ materially from these estimates are described as follows:

Going concern

At each reporting period, management exercises judgment in assessing the Company's ability to continue as a going concern by reviewing the Company's performance, resources, and future obligations. The conclusion that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management's strategic planning. The assumptions used in management's going concern assessment are derived from actual operating results along with industry and market trends. Management believes there is sufficient capital to meet the Company's business obligations for at least the next 12 months, after taking into account expected cash flows and the Company's cash position at period-end.

Fair value of financial assets and financial liabilities

Fair value of financial assets and financial liabilities on the consolidated statements of financial position that cannot be derived from active markets, are determined using a variety of techniques including the use of valuation models. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Judgments include, but are not limited to, consideration of model inputs such as volatility, estimated life and discount rates.

Economic recoverability of future economic benefits of exploration and evaluation assets

Management has determined that exploration and evaluation ("E&E") assets and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

2. Basis of Presentation (continued)

(e) Significant Accounting Judgments and Estimates (continued)

Technical feasibility and commercial viability

Management exercises judgment, in accordance with IFRS 6 - Exploration for and Evaluation of Mineral Resources, to determine an accounting policy specifying which expenditures, if any, are capitalized as E&E assets, and to apply the policy consistently. E&E expenditures not capitalized as E&E assets are expensed as incurred. Once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, an entity stops recording E&E expenditures for that mineral project, tests capitalized E&E assets (if any) for impairment and reclassifies those E&E assets to other applicable development-stage accounts. An assessment of technical feasibility and commercial viability is conducted on a project-by-project basis with regard to all relevant facts and circumstances. The nature and status of the mineral project is determined on the merits of the mineral project itself.

Provisions

Provisions recognized in the consolidated financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate the sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

Options, restricted share units and warrants

Options, restricted share units ("RSUs") and warrants, including finders' warrants, are initially recognized at fair value using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgments are used in applying the valuation techniques. These assumptions and judgments include the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Such assumptions and judgments are inherently uncertain. Changes in these assumptions can affect the fair value estimates of stock-based compensation.

Expected credit losses on financial assets

Determining an allowance for expected credit losses ("ECL") for amounts receivable and all debt financial assets not held at fair value through profit or loss requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management's judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

2. Basis of Presentation (continued)

(e) Significant Accounting Judgments and Estimates (continued)

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which they operate. Determination of functional currency involves significant judgments and other entities may make different judgments based on similar facts. Periodically, the Company reconsiders the functional currency of its business if there is a change in the underlying transactions, events or conditions which determine its primary economic environment.

Shares issued for non-cash consideration

The Company is required to recognize these transactions at fair value which requires judgment in selecting valuation techniques and other factors.

3. Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed interim consolidated financial statements are the same as those noted in the Company's amended and restated audited consolidated financial statements for the year ended June 30, 2023, unless otherwise noted.

4. Sales Tax Receivable

The Company's sales tax receivable balance represents amounts due from government taxation authorities in respect of the Good and Services Tax/Harmonized Sales Tax. The Company anticipates full recovery of these amounts and therefore no ECL has been recorded against these receivables, which are due in less than one year.

5. Prepaid Expenses

	December 31, 2023	June 30, 2023
	$	$
Prepaid insurance	2,447	283,307
Advances made to suppliers and deposits	579,571	600,565
	582,018	883,872

6. Exploration and Evaluation Assets

The following summarizes the movement of the Company's E&E assets for the six months ended December 31, 2023, and the year ended June 30, 2023:

	December 31, 2023	June 30, 2023
	$	$
Balance, beginning of period	21,442,032	12,077,584
Exploration and evaluation expenditures	1,928,633	9,364,448
Balance, end of period	23,370,665	21,442,032

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

7. Right-of-Use Assets

Effective June 15, 2023, the Company entered into a lease agreement for mining equipment used in its E&E activities, for a term of two years. As at December 31, 2023 and June 30, 2023, the Company's leased equipment classified as right-of-use ("ROU") assets are as follows:

$
Cost
Balance, June 30, 2022 and December 31, 2022	-
Additions for right-of-use assets	63,360
Balance, June 30, 2023 and December 31, 2023	63,360

Accumulated Amortization
Balance, June 30, 2022 and December 31, 2022	-
Depreciation	2,640
Balance, June 30, 2023	2,640
Depreciation	15,840
Balance, December 31, 2023	18,480
Net Book Value
June 30, 2023	60,720
December 31, 2023	44,880

8. Accounts Payable and Accrued Liabilities

	December 31, 2023	June 30, 2023
	$	$
Trade payables	173,097	722,376
Accrued liabilities	701,521	301,758
	874,618	1,024,134

Accounts payable of the Company are principally comprised of amounts outstanding for trade purchases incurred in the normal course of business.

9. Loan Payable

On November 29, 2021, the Company entered into a loan agreement for USD $692,970 (CAD $873,253) (the "Loan"). The Loan bears an interest rate of 4.7% and is payable in monthly instalments of USD $78,512. Interest related to the Loan totaled $16,226 and was included in interest on loan and debentures. The Loan matured and was paid off on August 18, 2022.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

10. Lease Liabilities

As at and for the six months ended December 31, 2023 and 2022, the movements and carrying amounts of the Company's ROU assets under lease as per disclosed in Note 7, are summarized as follows:

$
Balance, June 30, 2022 and December 31, 2022	-
Additions of lease	63,360
Lease payments	(2,986)
Accretion on lease liabilities	654
Balance, June 30, 2023	61,028
Lease payments	(17,914)
Accretion on lease liabilities	3,461
Balance, December 31, 2023	46,575

$
Current	34,819
Non-current	11,756
46,575

11. Derivative Liabilities

IPO Finders' Warrants

In connection with the IPO which closed on November 23, 2021, the Company issued 184,000 finders' warrants (each a "Finders' Warrants") exercisable at USD $9.375 before November 19, 2026. The fair value of these Finders' Warrants was estimated at $1,237,681 using the Black-Scholes valuation model ("Black-Scholes") with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.58%, and an expected life of five years.

As at December 31, 2023, the derivative liability related to the Finders' Warrants was measured at a fair value of $170,924 (June 30, 2023 - $379,025) using Black-Scholes with the following assumptions: share price of USD $1.17, exercise price of USD $9.375, expected volatility of 159% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.67% and an estimated remaining life of 2.89 years. During the six months ended December 31, 2023, the Company recorded a fair value decrease of $208,101 (2022 - fair value decrease of $31,323) on the derivative liability related to the Finders' Warrants.

Incentive Warrants

On February 17, 2023, the Company issued 225,000 incentive warrants (each a "Incentive Warrant") to a third-party pursuant to an engagement agreement between the parties, whereby each Incentive Warrant is exercisable for a period of two years at an exercise price of: (i) USD $3.00 for 75,000 Warrants; (ii) USD $4.00 for 75,000 Warrants; and (iii) USD $5.00 for 75,000 Warrants. On initial recognition, the fair value of these Incentive Warrants was estimated at $409,496 using Black-Scholes with the following assumptions: expected volatility of 148% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.15%, and an expected life of two years. The fair value of the Incentive Warrants was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

As at December 31, 2023, the derivative liability related to the Incentive Warrants was measured at a fair value of $199,929 (June 30, 2023 - $401,544) using Black-Scholes with the following assumptions: share price of USD $1.17, exercise price ranging from USD $3.00 to $5.00, expected volatility of 213% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.66% and an estimated remaining life of 1.13 years. During the six months ended December 31, 2023, the Company recorded a fair value decrease of $201,615 (2022 - $nil) on the derivative liability related to the Incentive Warrants.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

11. Derivative Liabilities (continued)

Settlement Warrants

On March 31, 2023, the Company issued 500,000 settlement warrants (each a "Settlement Warrant") to two additional third-parties pursuant to an agreement for release and settlement of claims advanced against the Company, whereby each Settlement Warrant is exercisable for a period of three years at an exercise price of USD $2.50. On initial recognition, the fair value of these Settlement Warrants was estimated at $979,294 using Black-Scholes with the following assumptions: expected volatility of 140% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.51%, and an expected life of three years. The fair value of the Settlement Warrants was recorded as professional fees on the consolidated statements of loss and comprehensive loss.

As at December 31, 2023, the derivative liability related to the Settlement Warrants was measured at a fair value of $564,433 (June 30, 2023 - $1,141,677) using Black-Scholes with the following assumptions: share price of USD $1.17, exercise price of USD $2.50, expected volatility of 172% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.88% and an estimated remaining life of 2.25 years. During the six months ended December 31, 2023, the Company recorded a fair value decrease of $577,244 (2022 - $nil) on the derivative liability related to the Settlement Warrants.

Agents' Warrants

On September 21, 2023, the Company issued 86,000 agents' warrants (each an "Agents' Warrant") in connection to the flow-through financing (the "Offering") (defined hereafter) as per disclosed in Note 14, whereby each Agents' Warrant is exercisable for a period of five years at an exercise price of USD $2.67. On initial recognition, the fair value of these Agents' Warrants was estimated at $126,716 using Black-Scholes with the following assumptions: expected volatility of 119% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.25%, and an expected life of five years. The fair value of the Agents' Warrants was recorded as share issuance costs and netted against share capital on the consolidated statements of financial position.

As at December 31, 2023, the derivative liability related to the Agents' Warrants was measured at a fair value of $97,422 using Black-Scholes with the following assumptions: share price of USD $1.17, exercise price of USD $2.67, expected volatility of 119% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.17% and an estimated remaining life of 4.73 years. During the six months ended December 31, 2023, the Company recorded a fair value decrease of $29,294 on the derivative liability related to the Agents' Warrants.

Performance Warrants

On October 2, 2023, the Company issued 300,000 performance warrants (each a "Performance Warrant") to a third-party pursuant to a marketing services agreement (the "Marketing Agreement") for a term of six months from October 2, 2023 to April 2, 2024, between the parties, whereby each Performance Warrant is exercisable for a period of one year at an exercise price of: (i) USD $2.00 for 100,000 Warrants; (ii) USD $2.50 for 100,000 Warrants; and (iii) USD $3.00 for 100,000 Warrants. On initial recognition, the fair value of these Performance Warrants was estimated at $238,107 using Black-Scholes with the following assumptions: expected volatility of 173% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 5.22%, and an expected life of one year. The fair value of the Performance Warrants was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

As at December 31, 2023, the derivative liability related to the Performance Warrants was measured at a fair value of $201,554 using Black-Scholes with the following assumptions: share price of USD $1.17, exercise price ranging from USD $2.00 to $3.00, expected volatility of 188% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.80% and an estimated remaining life of 0.76 years. During the six months ended December 31, 2023, the Company recorded a fair value decrease of $36,553 on the derivative liability related to the Performance Warrants.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

11. Derivative Liabilities (continued)

The changes to the derivative liabilities for the six months ended December 31, 2023 and 2022 are as follows:

$
Balance, June 30, 2022	286,997
Fair value changes of derivative liability - Finders' Warrants	(31,323)

Balance, December 31, 2022	255,674

$
Balance, June 30, 2023	1,922,246
Fair value of derivative liabilities on date of issuance	364,823
Fair value changes of derivative liability - Finders' Warrants	(208,101)
Fair value changes of derivative liability - Incentive Warrants	(201,615)
Fair value changes of derivative liability - Settlement Warrants	(577,244)
Fair value changes of derivative liability - Agents' Warrants	(29,294)
Fair value changes of derivative liability - Performance Warrants	(36,553)
Balance, December 31, 2023	1,234,262

12. Other Liabilities

On January 30, 2023, the Company granted 470,000 RSUs to various directors, of which 400,000 RSUs contained a put right option (the "Put Right Option") where the directors can elect to settle in cash or in equity. These RSUs vest at various stages pending conditions of certain milestones. These RSUs with the Put Right Option are classified as other liabilities on the consolidated statements of financial position.

As at June 30, 2023, these RSUs were measured at a fair value of $820,612 based on a put right exercise price of USD $2.50 (the "Put Right Exercise Price"). During the year ended June 30, 2023, an amount of $285,045 was recorded as stock-based compensation in relation to vesting of these RSUs on the consolidated statements of loss and comprehensive loss.

As at August 9, 2023, 160,000 RSUs with the Put Right Option had met certain milestones required to vest. On September 26, 2023, the Company paid $546,476 (USD $400,000) to redeem these 160,000 RSUs at the Put Right Exercise Price. As at December 31, 2023, the remaining RSUs with the Put Right Option were measured at a fair value of $604,502. During the six months ended December 31, 2023, stock-based compensation of $318,130 was recorded in connection to the vesting of these RSUs on the consolidated statements of loss and comprehensive loss.

13. Flow-Through Share Liability

Flow-through share liability includes the liability portion of the flow-through shares issued. The flow-through common shares issued in the Offering (defined hereafter) completed on September 21, 2023 were issued at a premium to the market price in recognition of the tax benefits accruing to subscribers. The flow-through premium was calculated to be $3,637,149 and will be derecognized through income as eligible expenditures are incurred. For the period from September 21 2023 to December 31, 2023, the Company incurred eligible expenditures of $1,278,481, satisfying $603,328 of such premium. As at December 31, 2023, the flow-through share liability is carried at a balance of $3,033,821.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

13. Flow-Through Share Liability (continued)

The following is a continuity schedule of the liability of the flow-through share liability:

$
Balance, June 30, 2023	-
Liability incurred on issuance of flow-through shares	3,637,149
Settlement of flow-through share liability on incurred expenditures	(603,328)
Balance, December 31, 2023	3,033,821

14. Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

Common shares issued and outstanding as at December 31, 2023 and June 30, 2023 are as follows:

	Number of common shares	Amount
	#	$
Balance, June 30, 2023	18,185,810	40,570,773
Shares issued on private placement financing	2,133,979	7,707,292
Flow-through premium	-	(3,637,149)
Share issue costs	-	(342,092)
Shares issued for services	61,276	92,443
Balance, December 31, 2023	20,381,065	44,391,267

Share capital transactions for the six months ended December 31, 2022

There were no share issuances during the six months ended December 31, 2022.

Share capital transactions for the six months ended December 31, 2023

On September 21, 2023, the Company closed its best-efforts flow-through financing through the issuance of 2,133,979 common shares at a price of $3.6117 (USD $2.67) per common share, for gross proceeds of $7,707,292 (USD $5,697,710) (the "Offering"). In connection with the Offering, the Company issued 86,000 Agents' Warrants at USD $2.67 per share with an expiry of five years and paid fees and expenses to various agents in the amount of $215,376.

On September 21, 2023, the Company also issued 21,276 common shares to a third-party pursuant to a letter agreement between the parties. These common shares were valued at $40,457, based on the Company's closing share price on the date of issuance, and the amount was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

On October 20, 2023, the Company issued 40,000 common shares to a third-party pursuant to the Marketing Agreement. These common shares were valued at $51,986, based on the Company's closing share price on the date of issuance, and the amount was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

Shares to be issued

During the six months ended December 31, 2022, the Company received cash proceeds of $31,578 for a request of exercise of Warrants. As at December 31, 2022, the shares had yet to be issued. Subsequent to December 31, 2022, the Company completed the exercise through the issuance of 21,052 common shares.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

15. Reserve for RSUs

On January 30, 2023, the Company granted 470,000 RSUs to various directors. 70,000 of these RSUs vest on January 30, 2024, with the remainder to vest at various stages pending conditions of certain milestones. The grant date fair value attributable to these 70,000 RSUs was $209,422, of which $90,490 was recorded as stock-based compensation in connection with the vesting of these RSUs during the six months ended December 31, 2023.

The other RSUs with the Put Right Option which vest at various stages pending conditions of certain milestones are classified under other liabilities on the consolidated statements of financial position (see Note 12 for details).

On July 17, 2023, the Company granted 200,000 RSUs to an officer. The RSUs will vest at various stages depending on the Company's volume weighted average price exceeding certain thresholds. The grant date fair value attributable to these RSUs was $1,340,272. As no vesting conditions were met, no stock-based compensation was recorded on these RSUs during the six months ended December 31, 2023.

On July 29, 2023, 10,000 RSUs were cancelled. As a result of this cancellation, an amount of $19,918 was reallocated from RSU reserve to accumulated deficit.

As at August 9, 2023, 160,000 RSUs with the Put Right Option had met certain milestones required to vest, and on September 26, 2023, the Company paid $546,476 (USD $400,000) to redeem these 160,000 RSUs (see Note 12 for details).

As at December 31, 2023, the Company had 500,000 RSUs outstanding (June 30, 2023 - 470,000 RSUs outstanding).

16. Reserve for Share-Based Payments

The Company maintains the Option Plan whereby certain key officers, directors and consultants may be granted stock options for common shares of the Company. The maximum number of common shares that are issuable under the Option Plan is limited to 2,406,732 common shares. Under the Option Plan, the exercise price of each option may not be lower than the greater of the closing price of the Company's shares on the trading day prior to the grant date or the grant date itself, whichever is higher. Vesting of options is determined at the discretion of the Board. As at December 31, 2023, the Company had 972,814 common shares available for issuance under the Option Plan.

The following summarizes the stock option activity for the six months ended December 31, 2023 and 2022:

	2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of period	1,462,407	7.53	1,620,489	7.23
Granted	250,000	USD 2.25	-	-
Cancelled	(228,489)	USD 7.50	(38,082)	USD 7.50
Cancelled	(50,000)	USD 2.50	-	-
Outstanding, end of period	1,433,918	6.50	1,582,407	7.64
Exercisable, end of period	1,183,918	7.24	1,582,407	7.64

Option grants for the six months ended December 31, 2022

No options were granted during the six months ended December 31, 2022. The Company recorded stock-based compensation of $848,520 in connection with the vesting of 1,269,386 options previously granted on November 18, 2021. During the period, 38,082 of these options were also cancelled. As a result, an amount of $184,614 was reallocated from share-based payments reserve to accumulated deficit.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

16. Reserve for Share-Based Payments (continued)

Option grants for the six months ended December 31, 2023

On July 14, 2023, the Company granted 250,000 options to an officer. The options are exercisable at a price of USD $2.25 per common share for a period of three years. 25% of the options will vest six months from the grant date, 25% will vest 12 months from the grant date, with the remainder to vest 18 months from the grant date. The options were valued using Black-Scholes with the following assumptions: expected volatility of 150% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.30%, forfeiture rate of 20% and an expected life of three years. The grant date fair value attributable to these options was $447,577, of which $222,068 was recorded as stock-based compensation in connection with the vesting of these options during the six months ended December 31, 2023.

On July 29, 2023, 228,489 options exercisable at USD $7.50 and 50,000 options exercisable at USD $2.50, respectively, were cancelled. As a result, an amount of $1,385,406 was reallocated from share-based payments reserve to accumulated deficit.

The following table summarizes information of stock options outstanding and exercisable as at December 31, 2023:

Date of expiry	Number of options outstanding	Number of options exercisable	Exercise price	Weighted average remaining contractual life
	#	#	$	Years
July 17, 2026	250,000	-	USD 2.25	2.55
November 18, 2026	723,918	723,918	USD 7.50	2.88
January 30, 2028	300,000	300,000	USD 2.50	4.08
May 24, 2029	160,000	160,000	2.50	5.40
	1,433,918	1,183,918	6.50	3.36

17. Reserve for Warrants

The following summarizes the warrants activity for the six months ended December 31, 2023 and 2022:

	2023		2022
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of period	1,525,054	4.00	821,106	3.93
Issuance of Agents' Warrants	86,000	USD 2.67	-	-
Issuance of Performance Warrants	100,000	USD 2.00	-	-
Issuance of Performance Warrants	100,000	USD 2.50	-	-
Issuance of Performance Warrants	100,000	USD 3.00	-	-
Expired	(32,000)	1.25	-	-
Expired	(512,627)	1.50	-	-
Expired	(71,427)	2.25	-	-
Outstanding, end of period	1,295,000	4.96	821,106	3.93

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

17. Reserve for Warrants (continued)

Warrant issuances for the six months ended December 31, 2022

There were no warrant issuances during the six months ended December 31, 2022.

Warrant issuances for the six months ended December 31, 2023

As part of the Offering which closed on September 21, 2023, the Company issued 86,000 Agents' Warrants exercisable at USD $2.67 for a period of five years. As the Agents' Warrants are denominated in USD, they are considered derivative liabilities hence classified as such (see Note 11 for details).

As part of the Marketing Agreement, the Company issued 300,000 Performance Warrants exercisable at USD $2.00, $2.50 and $3.00, respectively, for a period of one year. As the Performance Warrants are denominated in USD, they are considered derivative liabilities hence classified as such (see Note 11 for details).

The following table summarizes information of warrants outstanding as at December 31, 2023:

Date of expiry	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	$	Years
October 2, 2024	100,000	USD 2.00	0.76
October 2, 2024	100,000	USD 2.50	0.76
October 2, 2024	100,000	USD 3.00	0.76
February 17, 2025	75,000	USD 3.00	1.13
February 17, 2025	75,000	USD 4.00	1.13
February 17, 2025	75,000	USD 5.00	1.13
March 31, 2026	500,000	USD 2.50	2.25
November 19, 2026	184,000	USD 9.375	2.90
September 21, 2028	86,000	USD 2.67	4.73
	1,295,000	4.96	1.97

18. Basic and Diluted Loss per Share

The calculations of basic and diluted loss per share for the six months ended December 31, 2023 were based on the net loss of $2,317,843 (2022 - net loss of $5,936,851) and the weighted average number of basic and diluted common shares outstanding of 19,384,510 (2022 - 17,924,758).

The details of the computation of basic and diluted loss per share are as follows:

	2023	2022
	$	$
Net Loss for the period	(2,317,843)	(5,936,851)
	#	#
Basic weighted-average number of shares outstanding	19,384,510	17,924,758
Assumed conversion of dilutive stock options and warrants	-	-
Diluted weighted-average number of shares outstanding	19,384,510	17,924,758
	$	$
Basic and diluted loss per share	(0.12)	(0.33)

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

19. Related Party Transactions

In accordance with IAS 24 - Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the compensation committee of the Board.

The remuneration of directors and other members of key management personnel during the six months ended December 31, 2023 and 2022 were as follows:

	2023	2022
	$	$
Directors' and officers' consulting fees	431,554	636,193
Exploration and evaluation expenditures	79,764	179,430
Addendum payments	-	2,554,830
	511,318	3,370,453

Directors' and officers' consulting fees

During the six months ended December 31, 2023, fees of $272,979 (2022 - $382,473) included in directors' and officers' consulting fees had been paid to companies controlled by all former and current officers of the Company.

Exploration and evaluation expenditures

During the six months ended December 31, 2023, fees of $79,764 (2022 - $179,430) for services rendered by the Company's VP of Exploration and its former VP of Resources Development, had been capitalized as E&E assets on the consolidated statements of financial position.

Addendum payments

On November 1, 2022, the Company purported to amend the consulting agreements with the entities controlled by the former Chief Executive Officer ("CEO") and the former Chief Operating Officer ("COO") of Snow Lake, with an addendum which amended the termination clause of their respective agreements. As a result of the addendum, the Company recorded fees of $1,672,988 (USD $1,224,040) and $881,842 (USD $648,020), respectively, which are included in directors' and officers' consulting fees during the year ended June 30, 2023.

On December 5, 2022, payout was made to the respective entities controlled by the former CEO and COO.

As of December 31, 2023, the Company has made a claim against these former officers (see Note 22 for more details).

Share-based compensation

During the six months ended December 31, 2023, the Company had granted certain RSUs and options to various directors and officers. Total stock-based compensation of $630,689 (2022 - $848,520) was recorded in connection with the vesting of these securities.

Other related party transactions

As of August 9, 2023 160,000 RSUs out of the 470,000 RSUs awarded on January 30, 2023 had met the milestones required to vest. On September 26, 2023, the Company paid $546,476 (USD $400,000) to redeem 160,000 of the vested RSUs at USD $2.50 each.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

19. Related Party Transactions (continued)

Related party balances

All related party balances, for services and business expense reimbursements rendered as at December 31, 2023 and June 30, 2023 are non-interest bearing and payable on demand, and are comprised of the following:

	December 31, 2023	June 30, 2023
	$	$
Payable to officers and directors	32,404	86,616
Payable (receivable) from Nova Minerals Ltd.	210,061	(10,287)
	242,465	76,329

During the six months ended December 31, 2023, Nova Minerals Ltd. charged the Company an amount of $220,348 (2022 - $nil) for reimbursable legal fees, which are recorded as professional fees on the consolidated statements of loss and comprehensive loss.

20. Capital Management

The Company's objective when managing capital is to safeguard its ability to continue as a going concern such that it can provide returns for shareholders and benefits for other stakeholders. The management of the capital structure is based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities, issue debt instruments or return capital to its shareholders. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the flow-through obligations from the Offering (see Note 21).

21. Financial Risks

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring and approving the Company's risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, other receivable (excluding sales tax receivable), and due from related party, which expose the Company to credit risk should the borrower default on maturity of the instruments. Cash is held with reputable chartered bank in Canada, which is closely monitored by management. Management believes that the credit risk concentration with respect to financial instruments included in cash, other receivables, and due from related party is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if the Company's access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company generates cash flow primarily from its financing and investing activities.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

21. Financial Risks (continued)

Liquidity risk (continued)

As at December 31, 2023, the Company had a cash balance of $6,290,142 (June 30, 2023 - $3,840,880) to settle current liabilities of $2,990,666 (June 30, 2023 - $3,883,529).

As at December 31, 2023, the Company had the following contractual obligations:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	874,618	-	-	874,618
Due to related parties	242,465	-	-	242,465
Lease liabilities	34,819	11,756	-	46,575
Derivative liabilities	1,234,262	-	-	1,234,262
Other liabilities	604,502	-	-	604,502
Total	2,990,666	11,756	-	3,002,422

The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasts and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing of its operations. Management believes there is sufficient capital to meet short-term business obligations, after taking into account cash flow requirements from operations and the Company's cash position as at December 31, 2023.

Flow-through obligations

Pursuant to the terms of flow-through share agreements, the Company is also in the process of complying with its flow-through obligations to subscribers with respect to the Income Tax Act (Canada) requirements for flow-through shares. As of December 31, 2023, the Company had spent a total of $1,278,481 on eligible expenditures towards its flow-through obligations, with a remaining balance of $6,428,811 to be spent by December 31, 2024.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's loans payable and convertible debentures have fixed interest rates. As at December 31, 2023, the Company had no hedging agreements in place with respect to floating interest rates. Management believes that the interest rate risk concentration with respect to financial instruments is minimal.

Foreign exchange risk

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company has from time to time, financial instruments and transactions denominated in foreign currencies, notably in USD. The Company's primary exposure to foreign exchange risk is that transactions denominated in foreign currency may expose the Company to the risk of exchange rate fluctuations. Based on its current operations, management believes that the foreign exchange risk remains minimal.

Fair value

Fair value estimates of financial instruments are made at a specific point in time based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

As at December 31, 2023, the Company's financial instruments consisted of cash, other receivables (excluding sales tax recoverable), due from related party, accounts payable, due to related parties, lease liabilities, derivative liabilities and other liabilities.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

21. Financial Risks (continued)

Fair value (continued)

The fair value of other receivables (excluding sales tax recoverable), due from related party, accounts payable and due to related parties are approximately equal to their carrying value due to their short-term nature. The fair values of the lease liabilities approximate their carrying amounts as they were measured taking into consideration comparable instruments with similar risks in determining the rates at which to discount their amount in applying their respective measurement models.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
  Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

June 30, 2023	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	3,480,880	-	-	3,480,880
Derivative liabilities	-	(1,922,246)	-	(1,922,246)
Other liabilities	-	(820,612)	-	(820,612)

December 31, 2023	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	6,290,142	-	-	6,290,142
Derivative liabilities	-	(1,234,262)	-	(1,234,262)
Other liabilities	-	(604,502)	-	(604,502)

As at December 31, 2023 and June 30, 2023, the Company's financial instruments carried at fair value consisted of its cash, which is classified as Level 1, and its derivative liabilities, which have been classified as Level 2. There were no transfers between Levels 2 and 3 for recurring fair value measurements since the last reporting period.

22. Contingencies

The Company's E&E activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at December 31, 2023, the Company believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make future expenditures to comply with such laws and regulations.

As of December 31, 2023, Snow Lake has made a claim against certain former directors of the Company and their holding companies for, among other things, breach of fiduciary duty as a result of, amongst other matters, of those directors approving changes to the consulting agreements between the former CEO and COO and their holding companies, for termination payments of USD $1,392,000 (to USD $1,872,000) during a time where it was clear that a change of control of the Company was imminent and increased the range of instances where they would be eligible for those payments. The Company takes the position that the amendments are void and that the former CEO and COO were not entitled to any payments under their consulting agreements. Snow Lake seeks to recover the payments made to the former CEO and COO.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

22. Contingencies (continued)

As of the date of approval of these consolidated financial statements, all defendants have now filed Statements of Defence. All defendants have made counterclaims seeking indemnification for legal fees incurred in responding to this claim in relation to directors' indemnity agreements they have with the Company. The Company takes the position that the defendants are not eligible for indemnity payments as a result of their breaches of fiduciary duties. The next step will be for the Company to file its Replies and Defences to Counterclaims, and then proceed to discovery. As at December 31, 2023, as the outcome of the claims remains uncertain, the Company had not recognized any contingent assets on the consolidated statements of financial position.

On July 13, 2023, the Company also filed an application against its former Manitoba law firm seeking to assess for reasonableness certain invoices of the law firm rendered between May 2022 and January 2023, as well as the repayment of any fees paid to the law firm which the Court finds to be unreasonable. Subsequent to period-end, certain settlement funds were received by the Company (see Note 24).

23. Grant Income

During the six months ended December 31, 2022, the Company received a grant for $109,750 from the Manitoba Minerals Development Fund, for the purposes of supporting strategic projects that contribute to sustainable economic growth in the Province of Manitoba.

24. Subsequent Events

Property option agreements

On January 29, 2024, Snow Lake entered into an option agreement (the "ACME Option Agreement") with ACME Lithium Inc. ("ACME"), pursuant to which ACME has granted the Company the option to earn up to a 90% undivided interest in the mineral claims held by ACME at its Manitoba lithium project areas, located in south eastern Manitoba, Canada (the "Shatford Lake Lithium Project"), which is comprised of 37 mineral claims located over three project areas - Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres.

Pursuant to the ACME Option Agreement , the Company may exercise the Option by paying a total of $800,000 and incurring a total of $1,800,000 in exploration and development ("E&D") expenditures over a two-year period, as follows:

  Initial payment: Cash payment of $20,000 (paid);
  Upon execution: Cash payment of $130,000 (paid);
  First year: Cash payment of $150,000 and minimum E&D expenditures of $600,000; and
  Second year: Cash payment of $500,000 and minimum E&D expenditures of $1,200,000.

Once the Company has earned a 90% undivided interest in the Project, and completed a positive feasibility study, a joint venture (the "Joint Venture") between Snow Lake and ACME will be formed for further development, the detailed market standard terms and conditions of which will be agreed at the time of formation of the Joint Venture.

On February 5, 2024 (the "Effective Date"), the Company also entered into another option agreement (the "Muskrat Dam Option Agreement") with a private Manitoba company ("Manco") to acquire a 90% undivided interest in a group of mineral claims in the Muskrat Dam Lake area of Western Ontario, near Kenora and the border with Manitoba (the "Muskrat Dam Project"). Pursuant to the Muskrat Dam Option Agreement, Manco has granted the Company the Option to earn up to a 90% undivided interest in the Muskrat Dam Project upon the following terms and conditions:

(a) Payments on the Effective Date

 i. paying to Manco on the Effective Date an aggregate of $50,000 cash (paid);

ii. allotting and issuing to Manco on the Effective Date, as fully paid and non-assessable common shares, an aggregate of 500,000 common shares of Snow Lake at a deemed price equal to the 30-Day volume-weighted average trading price of the common shares on the Nasdaq (the "VWAP");

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

24. Subsequent Events (continued)

Property option agreements (continued)

(a) Payments on the Effective Date (continued)

iii. granting to Manco on the Effective Date, 2,000,000 Warrants to purchase one common share at a price of USD $1.50 per share for a period of 5 years, vesting as follows:

a) 500,000 Warrants vest on the Effective Date;

b) 500,000 Warrants vest upon Milestone 1 having been met;

c) 500,000 Warrants vest upon Milestone 2 having been met; and

d) 500,000 Warrants vest upon Milestone 3 having been met;

(b) Payments during the Option period

 i. The Company shall make the following payments (the "Payments") to Manco during the Option period as follows:

a) USD $1,000,000 in cash, or at Snow Lake's option, allotting and issuing to Manco, as fully paid and non-assessable, such number of common shares calculated by dividing USD $1,000,000 by the 30-Day VWAP, on the earlier of the following:

1) in the event a technical report determines there is a lithium resource on the Muskrat Dam Project of a minimum of 10 million tonnes with an average grading greater than 1% Li20; or

2) on the 1st anniversary of the Effective Date ("Milestone 1");

b) USD $1,000,000 in cash or at Snow Lake's option, allotting and issuing to Manco, as fully paid and non-assessable, such number of common shares calculated by dividing USD $1,000,000 by the 30-day VWAP, on the earlier of the following:

1) in the event the technical report determines there is a lithium resource on the Muskrat Dam Project of a minimum of 25 million tonnes with an average grading greater than 1% Li20; or

2) on the 2nd anniversary of the Effective Date ("Milestone 2"); and

c) USD $1,000,000 in cash or at Snow Lake's option, allotting and issuing to Manco, as fully paid and non-assessable, such number of common shares calculated by dividing USD $1,000,000 by the 30-day VWAP, on the earlier of the following:

1) upon completing a preliminary feasibility study by Snow Lake on the Muskrat Dam Project; or

2) on the 3rd anniversary of the Effective Date ("Milestone 3");

(c) Work commitment obligations

 i. Snow Lake shall incur or pay the following expenditures to improve the Muskrat Dam Project, during the option period (the "Work Commitment"):

a) USD $1,000,000 on or before the 1st anniversary of the Effective Date;

b) USD $1,000,000 on or before the 2nd anniversary of the Effective Date; and

c) USD $1,000,000 on or before the 3rd anniversary of the Effective Date.

Upon exercise of the Option, Snow Lake will grant Manco a 2% net smelter return royalty over the Muskrat Dam Project, which may be reduced at any time down to 1.0% by paying $1,000,000.

Letter of Intent on Engo Valley Uranium Project

On February 20, 2024, the Company and a British Columbia company (the "Vendor") have entered into a binding letter of intent (the "LOI"), pursuant to which Snow Lake will acquire up to 85% undivided indirect interest in Namibia Minerals and  Investment Holdings (Proprietary) Limited (the "Project Company"), a private Namibian company, which in turn is the sole registered and beneficial owner of 100% of the right, title and interest in the Exclusive Prospecting License - 5887 (the "License") for the Engo Valley Uranium Project.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

24. Subsequent Events (continued)

Letter of Intent on Engo Valley Uranium Project (continued)

Pursuant to the LOI, the Company will acquire its 85% undivided indirect interest in the Engo Valley Uranium Project in two stages, as follows:

(a) First Stage Interest

Snow Lake will acquire an initial 68% undivided indirect interest in the Project Company (the "First Stage Interest"), upon:

  payment to the Vendor, upon execution of the LOI, of the amount of USD $250,000 in cash (paid);
  incurring exploration expenditures of a minimum of USD $200,000 (the "First Stage Expenditures") on the Engo Valley Uranium Project during February and March of 2024; and
  allotting and issuing to the Vendor, upon execution of a formal share purchase agreement ( the "Share Purchase Agreement"), as fully paid and non-assessable common shares of Snow Lake, such number of common shares (the "First Stage Shares") calculated by dividing USD $2,000,000 by the 5-day VWAP of the common shares of Snow Lake, being USD $0.9879 as of February 20, 2024, and being 2,024,496 First Stage Shares.

The First Stage Shares will be issued subject to the satisfactory completion by Snow Lake of due diligence on the Vendor, the Project Company, and the License, from the date of execution of the LOI until March 30, 2024 (the "Due Diligence Period"), and will vest and be released from escrow as follows:

  50% of the First Stage Shares will vest upon the expiry of the Due Diligence Period; and will be released from escrow upon renewal of the License; and
  50% of the First Stage Shares will vest upon the expiry of the Due Diligence Period; and will be released from escrow upon the completion of an SK-1300 compliant mineral resource estimate on the Engo Valley Uranium Project.

The First Stage shares will be cancelled by Snow Lake if the escrow conditions are not met within 12 months from the date of signing of this LOI.

(b) Second Stage Interest

The Company will acquire an additional 17% undivided indirect interest in the Project Company by (the "Second Stage Interest"), for a total undivided indirect interest of 85% in the Project Company, upon:

  incurring additional exploration expenditures of a minimum of USD $800,000 on the Engo Valley Uranium Project within 12 months of acquiring the First Stage Interest.

Any expenditures incurred by Snow Lake in excess of the minimum expenditures required to acquire the First Stage Interest will be credited or carried forward against the expenditure commitment for the Second Stage Interest.

(c) Retention of Interest in the Company

If the Company does not execute the Share Purchase Agreement, then Snow Lake will retain and hold a 10% undivided interest in the Project Company.

Snow Lake Resources Ltd.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Six Months Ended December 31, 2023 and 2022
(Expressed in Canadian Dollars)

24. Subsequent Events (continued)

Letter of Intent on Engo Valley Uranium Project (continued)

(d) Milestone Payments

Once the Company has acquired the First Stage Interest and the Second Stage Interest, Snow Lake will make the following milestone payments to the Vendor:

 i. Milestone Payment No. 1

Allotting and issuing to the Vendor, as fully paid and non-assessable common shares of Snow Lake, such number of common shares calculated by dividing USD $1,000,000 by the closing price of the common shares of Snow Lake as of February 20, 2024, being USD $0.97, and being 1,030,927 common shares, in the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 ppm U2O8.

 ii. Milestone Payment No. 2

Allotting and issuing to the Vendor, as fully paid and non-assessable common shares of Snow Lake, such number of common shares of Snow Lake calculated by dividing USD $1,000,000 by the closing price of the common shares of Snow Lake as of February 20, 2024, being USD $0.97, and being 1,030,927 common shares, in the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U2O8.

Vesting of RSUs

On February 14, 2024, the Company issued 60,000 common shares upon the exercise of 60,000 RSUs previously granted to various directors.

Debt settlement

On February 20, 2024, the Company issued 325,000 common shares to settle a debt (the "Shares-for-Debt Settlement") of USD $273,000 owed to a third-party, in relation to services provided by the third-party.

Settlement funds

Subsequent to December 31, 2023, the Company received an aggregate amount of $150,000, relating to compensation against applications filed against certain former legal counsels.